Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: April 30, 2019

April 30, 2019

Team,

Today is a very exciting day for Gardner Denver.  Moments ago we announced that we are combining Ingersoll Rand’s Industrial segment with our business, creating a global leader in mission-critical flow creation and industrial technologies.  Please visit GD Today to view a video message from me and visit GardnerDenver.com to read the press release.

Transaction Overview and Benefits

This transaction will transform Gardner Denver, making us a much larger, stronger company that offers greater opportunities for our employees and serves our customers with more comprehensive solutions with a broader industry-leading product, service and aftermarket portfolio.  Importantly, it will accelerate our four strategic priorities of deploying talent, expanding margins through increased efficiencies, driving growth and allocating capital effectively, and enable us to unlock significantly more value for our shareholders.

Gardner Denver and Ingersoll Rand’s Industrial segment are a natural fit.  We have highly complementary offerings and a combined 300+ year history of operational excellence, innovation and quality.  Like us, Ingersoll Rand’s Industrial segment is a leader in supplying and servicing diverse and innovative industrials products.  Together, we will have greater exposure to attractive secular growth trends and diverse end markets and geographies, as well as increased global scale and reach with strong positions across North America, Europe, Asia Pacific, and Latin America.  We will also have a highly compelling service and aftermarket platform driving recurring revenue.

Combined Company Culture and Ownership Mentality

Both Gardner Denver and Ingersoll Rand embrace cultures that are focused on talent development and employee engagement, and value operational excellence and integrity.  These shared values will support a smooth integration, foster a positive work environment and enable growth and development for our employees around the world.

To make this even more exciting, after we close the transaction, we intend to grant all employees of the newly combined company – who are not already equity eligible – with an equity award in the new company.  We recognize how much of a positive impact this had around our Initial Public Offering, and in keeping with that spirit, we want to ensure that employees at the new company are even more motivated and engaged as we work to drive the new business forward.

The Process Going Forward

It’s important to understand that today’s announcement is just the first step in what will be a long process.  The transaction must receive stockholder and regulatory approvals and certain other customary closing conditions must be satisfied, and it is expected to be completed by early 2020.  Until then, both companies will continue to operate independently, and it is business as usual.  It is essential that everyone remains focused on continuing to deliver results and serve our customers with the critical products, service and technologies on which they depend.

Once the transaction has closed, we intend to adopt the Ingersoll Rand name and operate a diverse portfolio of iconic brands including Gardner Denver and Ingersoll Rand.  Our Board will be led by Gardner Denver’s Chairman, and I will be CEO.  An experienced team comprised of individuals from both companies will integrate and lead the combined organization.

I recognize you will have questions on today’s announcement.  As we move through the transaction and subsequent integration processes, we will be transparent and do our best to communicate what we know and what is still to be determined.  I have asked our P&L and functional leaders to spend time with you and provide additional context over the next few days, and we will continue to provide you updates as we can.

There is likely to be interest in this transaction from outside parties.  Please refer any inquiries you may get from the media, investors or others to Vik Kini at vikram.kini@gardnerdenver.com.

I want to thank all of you for your dedication and commitment.  I am proud of all of your hard work that has allowed us to take this exciting step in solidifying our future as a global industrials leader.

Best Regards,

Vicente Reynal
Gardner Denver CEO

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll-Rand plc (“Ingersoll-Rand”) and Gardner Denver Holdings, Inc. (“Gardner Denver”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver’s and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Gardner Denver’s and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll-Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll-Rand U.S. Holdco Inc. (“Ingersoll Rand Industrial”), or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and Ingersoll Rand achieving revenue and cost synergies; (8) inability of the combined company and Ingersoll-Rand to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll-Rand’s and Gardner Denver’s reports filed with the SEC, including Ingersoll-Rand’s and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll-Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This document is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.